UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:December 31, 2015________________________________________________________

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION OCI Partners LP
Full Name of Registrant

Former Name if Applicable

5470 N. Twin City Highway
Address of Principal Executive Office (Street and Number)

Nederland, Texas 77627
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
OCI Partners LP (the “Partnership”) could not, without unreasonable effort and expense, file its Annual Report on Form 10-K for the period ended December 31, 2015 within the prescribed time period. The Partnership has been actively working with its lenders to amend certain provisions of its existing Term Loan B Credit Facility (the “Credit Facility Amendment”) related to our expectation that we will not satisfy all of the financial covenants under our credit facilities for quarterly measurement dates following March 31, 2016. These efforts have been ongoing and extensive and have required the Partnership to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting functions, to matters relating to the Credit Facility Amendment. The Partnership expects to file its Annual Report on Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Rule 12b-25 Grace Period”).
The Partnership has been using and will continue to use its best efforts to successfully negotiate and consummate a Credit Facility Amendment by the time it files its Annual Report on Form 10-K. However, if the Partnership is unsuccessful in this effort, the Partnership will be unable to demonstrate that its existing sources of cash would be adequate to meet its potential liquidity requirements for at least the one-year period immediately following the issuance of its financial statements for the period ended December 31, 2015 (the “2015 Financial Statements”), creating uncertainty about the Partnership’s ability to continue as a going concern. In that event, the 2015 Financial Statements would require a footnote and liquidity discussion addressing the issue, and the audit opinion of the Partnership’s independent registered public accounting firm would include an explanatory emphasis of matter paragraph with respect to the Partnership’s ability to continue as a going concern. The Partnership believes that if it is able to successfully negotiate and consummate a Credit Facility Amendment by the time it files its Annual Report on Form 10-K, the Partnership will likely be able to demonstrate that there is no substantial doubt about its ability to continue as a going concern.
As indicated, management is diligently working with lenders to negotiate and consummate a Credit Facility Amendment and expects to file the Partnership’s Annual Report on Form 10-K within the Rule 12b-25 Grace Period.
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frank Bakker	(409)	723-1902
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Partnership anticipates reporting the following significant changes for the fiscal year:
Revenues are expected to be $309 million for 2015, as compared to revenues of $403 million for 2014, with the reduction in revenues being due primarily to a decrease in the average sales price per ton of methanol and ammonia.
EBITDA is expected to be $123 million for 2015, as compared to EBITDA of $163 million for 2014. “EBITDA” is defined as net income plus (i) interest expense and other financing costs, (ii) depreciation expense, (iii) income tax expense and (iv) net loss on extinguishment of debt.
The Partnership expects to report a net income for 2015 of $52 million, as compared to a net loss for 2014 of $119 million.
If the Partnership is unable to enter into a Credit Facility Amendment, the Partnership’s independent registered public accounting firm will include in its audit opinion an explanatory emphasis of matter paragraph with respect to the Partnership’s ability to continue as a going concern in its report on the 2015 Financial Statements.
The foregoing statements about a Credit Facility Amendment, the anticipated timing for filing of the Annual Report on Form 10-K, the Partnership’s belief that a successful negotiation and consummation of a Credit Facility Amendment will allow it to demonstrate that there is no substantial doubt about its ability to continue as a going concern and the Partnership’s expected results of operations are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon information presently available to the Partnership and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that the Partnership may not be able to satisfactorily enter into a Credit Facility Amendment, that additional resources and time may be needed to complete and file the Annual Report on Form 10-K, that the Partnership may still conclude there is substantial doubt about the its ability to continue as a going concern even if a Credit Facility Amendment is successfully negotiated and consummated and that the Partnership’s actual operating results may differ materially from the foregoing estimates upon completion of management’s review of the financial statements.

OCI Partners LP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ Frank Bakker
Frank Bakker Chief Executive Officer and President, OCI Partners GP LLC, the General Partner of OCI Partners LP
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).